Exhibit 99.1

ARBE ROBOTICS LTD

107 HaHashmonaim St., Tel Aviv-Yafo, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAERHOLDERS

Dear Arbe Shareholders:

We cordially invite you to attend our 2023 Annual General Meeting of Shareholders of Arbe Robotics Ltd., or the Company, to be held at 6:00 p.m. (Israel time) on Monday, August 7, 2023. The Meeting will solely be held virtually via audioconference at https://www.cstproxy.com/arberobotics/2023 and without physical presence of shareholders or their representatives.

It is proposed that at the Meeting, the shareholders adopt resolutions for the following purposes:

1.	Election of Class II Directors: Election of each of Dr. Boaz Schwartz and Mr. Thilo Koslowski as Class II directors of the Company, to serve approximately three-years until the Company’s annual general meeting of shareholders to be held in 2026 and until their respective successors are duly elected and qualified;

2.	Non-Executive Director Remuneration: Approval of equity-based compensation for non-executive members of the Board of Directors;

3.	Executive Compensation: Approval of a framework bonus plan for each of Mr. Kobi Marenko, the Company’s Chief Executive Officer and a member of the Board, and Mr. Noam Arkind, the Company’s Chief Technology Officer and a member of the Board;

4.	Increase in the Company’s Registered (authorized) Share Capital;

5.	Appointment of Independent Auditors: Approval of the appointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023, and until the Company’s 2024 annual general meeting of shareholders.

Members of the Company’s management will be available at the Meeting to discuss the Company’s audited financial statements for the year ended December 31, 2022.

We know of no matters to be submitted at the Meeting other than as specified herein.

The record date for the Meeting is July 10, 2023 (the “Record Date”). Only shareholders of record at the close of business on that date are entitled to notice of and to vote at the Meeting or any adjournments, postponements, or continuations thereof.

Information as to attendance at the meeting and the voting procedures will be set forth in the Company’s proxy statement, which, together with the proxy card, will be made available to shareholders and posted on the Company’s website in advance of the meeting.

Thank you for your ongoing support of, and continued interest in Arbe.

Sincerely,

Yair Shamir	Kobi Marenko
Chairman of the Board	Chief Executive Officer

July 3, 2023